September 20, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted August 16, 2024 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 30, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Cover page

1.

You disclose that upon the consummation of this offering, Heather Maynard will control 75,000 Shares of the Company’s Super Voting Preferred Stock, giving her a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering. We note that such issuance to Ms. Maynard is still a blank to be completed on page 6. We note that in a similar transaction, the Thoughtful Media Group Inc. Form

S-1 filed August 15, 2024 (333-281589), Ms. Maynard is also disclosed as owner of 75,000 shares of Super Voting Preferred Stock, giving her approximately 82.4% of the voting power of Thoughtful Media. Considering that both you and Thoughtful Media Group appear to have common stock 100% owned by SOPA, please discuss why SOPA has given majority voting power to Ms. Maynard. As part of your response, please discuss any relationships, agreements, affiliations, or any understanding that Ms. Maynard has or has had with SOPA, its officers and directors and/or its majority owner Dennis Nguyen. In this regard, it appears that Ms. Maynard and Mr. Nguyen are partners in other business dealings, such as in 2018, Ms. Maynard appears listed as the registered agent for the Dennis Nguyen Family Foundation, a California business, and Mr. Nguyen appears listed as a shareholder of H&D Mediterranean along with Ms. Maynard.

Response: In response to the Staff’s comment, the Company respectfully submits that Society Pass Inc. (“SOPA”) has given majority voting power to Ms. Maynard due to her position as the Chairwoman of the Board and represents SOPA’s interests  . Save except for the business dealings and SOPA noted by the Staff’s comment which Ms. Maynard has with Dennis Nguyen,  Ms. Maynard does not have any other relationships (including family relationship as defined in the Regulation S-K), agreements, affiliations, or any understanding that Ms. Maynard has or has had with SOPA, its officers and directors and/or its majority owner Dennis Nguyen.

Risk Factors

We may have conflicts of interest with our Controlling Stockholders..., page 30

2.	You disclose that your "Controlling Stockholders" will continue to be your Controlling Stockholders immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require stockholder approval, such as mergers, consolidations, change of your name, and amendments to your articles of incorporation. Your controlling shareholder appears to be Heather Maynard. From her biographical sketch, she appears to lack business experience in running or managing a public company or a travel agency or OTA. Please detail the risk from having majority control in one person, including someone lacking experience in managing a publicly listed company or travel agency or OTA.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 31 of the Amendment.

Business, page 55

3.	We note various graphical presentations and narrative disclosure attributed to third parties, such as "Bain analysis," Phocuswright, or World Tourism Organization. As previously requested in comment 18 in our January 26, 2024 letter, please ensure that you disclose the source of and the date of any third party data and make clear the disclosure that is attributed to third parties. We note also data in a table on page 57 discloses it is "up-to-date as of August 2022" and that a table on page 60 discloses that "2021-2024”were "projected." Considering the passage of time, please provide more current information to describe your industry.

Response: In response to the Staff’s comment, the Company updated the source of and the date of any third party data throughout the Amendment and updated the tables on pages 57, 58 and 59 of the Amendment.

Management, page 74

4.	You disclose that Ms. Maynard will spend the majority of her time devoted to your business upon the effectiveness of this IPO. Considering her role as the Executive Chairwoman of Thoughtful Media and the majority owner of Thoughtful Media as well as the CEO of H&D Mediterranean, please disclose how Ms. Maynard will split her time among such entities.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 77 of the Amendment. The Company respectfully submits that due to her role as the chairwoman of the Board of Directors (the “Board”), her main responsibilities consist of managing the Board, attending Board and/or operation meetings, and to set objectives and goals for the management team. For instances, she may also attend operation meetings to gain a better understanding on the daily work task of the management team. Further, since Ms. Maynard does not have a position on the management team, she is not required to be involved in the Company’s detail daily operations.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Tjin Patrick Soetanto